UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period fromto

Commission file number 1-303

The Kroger Co. 401 (k) Retirement Savings Account Plan
1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. 401 (K) RETIREMENT
SAVINGS ACCOUNT PLAN

Financial Statements

And

Supplemental Schedule

December 31, 2025 and 2024

With

Report of Independent Registered
Public Accounting Firm

The kroger co. 401(k) Retirement savings ACCOUNT plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and The Kroger Co. Retirement Benefit Plan Management Committee of

The Kroger Co. 401(k) Retirement Savings Account Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. 401(k) Retirement Savings Account Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

We have served as the Plan’s auditor since 2007.

Cincinnati, Ohio

June 29, 2026

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

(In Thousands)

	2025	2024
Assets:
Investments, at fair value:
Interest in Master Trust	$10,453,772	$9,034,881
Corporate stock held outside Master Trust	1,512,735	1,648,509
	11,966,507	10,683,390
Investments, at contract value:
Interest in Master Trust	881,345	918,927

Receivables:
Employer contributions	73,443	74,000
Notes receivable from participants	157,103	132,844
	230,546	206,844
Total assets	13,078,398	11,809,161

Liabilities:
Administrative fees payable	342	404
Net assets available for benefits	$13,078,056	$11,808,757

See accompanying notes to financial statements.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2025 and 2024

(In Thousands)

	2025	2024
Additions:
Participant contributions	$507,893	$427,233
Employer contributions	274,563	277,314

Investment income	1,761,688	1,381,092
Interest income on notes receivable from participants	12,513	7,755

Deductions:
Benefits paid to participants	(1,282,464)	(1,076,813)
Administrative expenses	(4,894)	(3,242)

Net change	1,269,299	1,013,339

Net assets available for benefits:
Beginning of year	11,808,757	8,445,035

Transfers from The Kroger Co. Savings Plan	—	2,350,383
End of year	$13,078,056	$11,808,757

See accompanying notes to financial statements.

THE KROGER CO. 401 (K) RETIREMENT SAVINGS ACCOUNT PLAN

Notes to Financial Statements

(All dollar amounts are in thousands)

1.Description of Plan:

The following description of The Kroger Co. 401(k) Retirement Savings Account Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of Plan provisions.

General

The Plan, which began January 1, 2007, is sponsored by The Kroger Co., an Ohio corporation (the Company or Kroger).  The Plan is a defined contribution plan. Eligible employees of the Company and its participating wholly owned subsidiaries are eligible to make deferrals to the Plan as of the first day of the calendar month on or next following attainment of age 18 and 30 days of service. Employees are not eligible to participate in the Plan if they are eligible to participate in another qualified defined contribution plan with a 401(k) feature maintained by or contributed to by the Company; if they are not eligible to participate in the Plan per the terms of a collective bargaining agreement; if they are eligible to participate in a qualified defined benefit retirement plan, maintained by the Company, under which they are eligible to accrue a benefit (other than The Kroger Co. Pension Plan for Employees Represented by Amalgamated Meat Cutters and Butcher Workmen of North America, AFL-CIO, Local No. 876); if they are a leased employee or if they are an independent contractor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Participant

Subject to certain limits, participants may contribute up to 75% of Plan compensation per pay period to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50. Effective January 1, 2025, participants who are between age 60 and 63 at the end of a plan year are eligible to make additional catch-up contributions. Participants are also permitted to deposit into the Plan rollover contributions from other qualified plans including an individual retirement account. The Plan allows for Roth 401(k) contributions in addition to pre-tax contributions.

Employer

Non-union and union participants whose employment is subject to a collective bargaining agreement which provides for safe harbor match or Company automatic contributions are eligible to receive safe harbor matching contributions and automatic contributions on the first day of the calendar quarter on or next following attainment of age 18 and completion of a year of service (1,000 hours of service) in a computation period. The initial computation period is the participant’s first 12 months of employment, with any successor computation periods being the plan year. The Company will credit the participant’s account with a safe harbor match and/or an automatic contribution if the participant meets the eligibility requirements. The safe harbor matching contribution is 100% of the first  5% of the participant’s Plan compensation contributed as a salary deferral contribution. If necessary, the Company makes “true-up” matching contributions at the end of every payroll period.  Subject to certain limits, the Company also makes an automatic contribution of 1% or 2% of Plan compensation based on the participant’s years of vesting service. Participants must be employed on the last day of the Plan year to be eligible to receive an automatic contribution. Employees (union and non-union) who are employed by Roundy’s Supermarkets, Inc. are not eligible to receive an automatic contribution.

Participant Accounts

Each participant account is credited with the participant pre-tax and Roth contributions, safe harbor matching contribution (if any), automatic contribution (if any), and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their pre-tax and Roth contributions, rollover contributions, and safe harbor matching contribution, plus actual earnings thereon.  The participant’s vested interest in Company automatic contributions, if any, will be determined based on the participant’s years of service with the employer. Generally, participants become fully vested upon attaining 3 or more years of service.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with an account balance of less than or equal to one thousand dollars will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to seven thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than seven thousand dollars may elect to leave their account balance in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account less all vested automatic contributions and matching contributions.  The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account.  Loan terms range from 1 - 4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%. The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Forfeitures

Forfeited balances shall be applied for one of the following purposes: to restore the accounts of any participants who return to service of the Company and again become eligible employees prior to incurring a five-year period of severance, to reduce administrative expenses of the Plan, and to reduce any Company contributions for the Plan year. The balance of forfeitures was $756 and $838 at December 31, 2025 and 2024, respectively. During 2025 and 2024, forfeitures of $1,528 and $200, respectively, were used to reduce administrative expenses and any Company contributions of the Plan.

2.Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated October 15, 2008, between The Northern Trust Company, the trustee, and the Company – The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Effective August 26, 2024, the Master Trust was amended to terminate the Company Stock Investment Fund. As a result, no assets of the Master Trust are invested in the Company Stock Investment Fund (Kroger common stock) on or after August 26, 2024.

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value, except for fully benefit-responsive investment contracts which are reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Kroger Co. Retirement Benefit Plan Management Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodians.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.  Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through the Master Trust.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the custodian and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant's account and are included in administrative expenses.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through June 29, 2026, the date on which the financial statements were available to be issued.

3.Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers. The key difference between a synthetic investment contract and a traditional investment contract is that the Master Trust holds the underlying assets in a synthetic investment contract.  The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All plans have an undivided interest in each investment contract.  The investment contracts are fully benefit-responsive and therefore are reported at contract value.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or Plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

4.Master Trust:

At December 31, 2025 and 2024, the Plan’s ownership interest in the Master Trust was 98.95% and 98.66%, respectively. The following is financial information with respect to the Master Trust:

December 31, 2025 and 2024 investment holdings:

	2025		2024
		Plan's Interest		Plan's Interest
	Master Trust	in Master Trust	Master Trust	in Master Trust
	Balance	Balances	Balance	Balances

Investments at Fair Value:
Cash and Cash Equivalents	$2,984	$2,968	$15,910	$15,808
Corporate Stocks	466,817	464,252	1,249,670	1,241,691
Corporate Bonds	940,118	934,951	132,997	132,148
Collective Trusts/Comingled Funds	9,101,623	9,051,601	7,694,362	7,645,234
Total Investments at Fair Value	$10,511,542	$10,453,772	$9,092,939	$9,034,881

Investments at Contract Value:
Cash and Equivalents	$17,896	$16,701	$27,584	$25,454
Fixed Maturity Synthetic GICS	17,915	16,719	33,161	30,600
Constant Duration Synthetic GICS	908,603	847,925	935,073	862,873
Total Investments at Contract Value:	$944,414	$881,345	$995,818	$918,927
Total Investments:	$11,455,956	$11,335,117	$10,088,757	$9,953,808

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

Statements of Changes in Net Assets of the Master Trust:

	2025	2024
Net appreciation	$1,770,933	$1,299,054
Dividends	23,689	44,245
Net investment income	1,794,622	1,343,299
Transfers in (out):
Contributions	756,323	763,520
Interest from loans	10,999	9,327
Benefit payments	(1,190,030)	(1,260,589)
Administrative expenses	(4,715)	(11,197)
Net transfers out	(427,423)	(498,939)

Net increase	1,367,199	844,360
Net assets:
Beginning of year	10,088,757	10,781,234
Net transfer out of Company Stock Investment Fund	—	(1,536,837)
End of year	$11,455,956	$10,088,757

5.Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

●	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.
●	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.
●	Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Participants may direct their investments into Kroger common stock, retirement date funds, or separately managed accounts. The underlying investments in the retirement date funds and separately managed accounts include cash and cash equivalents, corporate bonds, collective trusts/comingled funds, and guaranteed investment contracts as described herein.

The following are descriptions of the valuation methods used for assets measured at fair value. There has been no change in the methodologies used at December 31, 2025 and 2024.

●	Cash and Cash Equivalents: The carrying value approximates fair value.
●	Corporate Stocks: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.
●	Corporate Bonds: The fair values of these securities are primarily based on observable market quotations for identical or similar bonds, valued at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings, including adjustments for certain risks that may not be observable, such as credit and liquidity risks.
●	Collective Trusts/Comingled Funds: The collective trust/comingled funds are public investment vehicles valued using a NAV as a practical expedient provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund. There are no restrictions on redemptions from these funds.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments, except Kroger common stock which is held outside of the Master Trust, are deemed part of the Master Trust, each participating defined contribution plan maintains a separate accounting of its share of the investments in the Master Trust.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets and the Plan’s assets held outside of the Master Trust at fair value as of December 31, 2025 and 2024:

Fair Value Measurements:

	Assets at Fair Value at December 31, 2025:
Investments in Master Trust	Total	Level 1	Level 2	Level 3	Assets at NAV

Cash and Cash Equivalents	$2,984	$2,984	$—	$—	$—
Corporate Stocks	466,817	466,817	—	—	—
Corporate Bonds	940,118	—	940,118	—	—
Collective Trusts/Comingled Funds	9,101,623	—	—	—	9,101,623

Total investments in Master Trust measured at fair value	$10,511,542	$469,801	$940,118	$—	$9,101,623
Corporate Stock held outside of Master Trust	$1,512,735	$1,512,735	$—	$—	$—

	Assets at Fair Value at December 31, 2024:
Investments in Master Trust	Total	Level 1	Level 2	Level 3	Assets at NAV

Cash and Cash Equivalents	$15,910	$15,910	$—	$—	$—
Corporate Stocks	1,249,670	1,249,670	—	—	—
Corporate Bonds	132,997	—	132,997	—	—
Collective Trusts/Comingled Funds	7,694,362	—	—	—	7,694,362

Total investments in Master Trust measured at fair value	$9,092,939	$1,265,580	$132,997	$—	$7,694,362
Corporate Stock held outside of Master Trust	$1,648,509	$1,648,509	$—	$—	$—

Fair Value of Investments in Entities that Use NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2025 and 2024, respectively:

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2025	Fair Value	Commitments	currently eligible)	Notice Period

Collective trusts/Comingled funds	$9,101,623	n/a	Daily - Weekly	2 to 5 days

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2024	Fair Value	Commitments	currently eligible)	Notice Period

Collective trusts/Comingled funds	$7,694,362	n/a	Daily - Weekly	2 to 5 days

6.Income Tax Status:

The Plan obtained its latest determination letter dated June 3, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall become fully vested and non-forfeitable.

9.Related-Party and Party-in-interest Transactions:

The Plan has $1,512,735 and $1,648,509 of the Kroger Co. common shares held outside of the Master Trust at December 31, 2025 and 2024, respectively.

The Plan purchased 1,227,283 and 1,149,716 common shares of The Kroger Co. at a cost of $82,166 and $63,127 in 2025 and 2024, respectively, through its interest in the Master Trust and during the time it was held outside the Master Trust.

The Plan sold 3,974,328 and 2,506,224 common shares of The Kroger Co. for $265,823 and $141,255 with a realized gain of $175,944 and $83,104 in 2025 and 2024, respectively, through its interest in the Master Trust and during the time it was held outside the Master Trust.

Fidelity Workplace Services, LLC and Bank of America, N.A. and Merrill Lynch provided recordkeeping services to the Plan during 2024. Fidelity Workplace Services, LLC provided recordkeeping and stock administration services to the Plan during 2025. Therefore, transactions with Fidelity Workplace Services, LLC and Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

Fidelity Management Trust Company is the trustee for the Company Stock Investment Fund (Kroger common stock) taking possession of the assets effective August 26, 2024.

10.Plan Amendments and Plan Merger:

Effective January 1, 2024, employees covered by the Collective Bargaining Agreement between the Manufacturing Division of The Kroger Co., d.b.a. Jackson Dairy, Hutchinson, KS and Teamster Union Local No. 795, affiliated with the International Brotherhood of Teamsters ratified on, and effective March 13, 2022 through March 14, 2026 and whose benefit under The Kroger Consolidated Retirement Benefit Plan Spin Off was frozen effective December 31, 2023 became participants of this Plan on January 1, 2024.

Effective January 1, 2024, absent specific elections by the participant, those terminated participants with balances greater than one thousand dollars and less than or equal to seven thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.

Effective August 26, 2024, the Plan was amended and restated in its entirety. Also effective August 26, 2024, The Kroger Co. Savings Plan (Savings Plan) was merged into the Plan. As a result, accounts of all participants in the Savings Plan as of August 26, 2024 were transferred to the Plan. Accordingly, a transfer in the amount of $2,350,383 is shown on the statements of changes in net assets available for benefits for the year ended December 31, 2024. An eligible employee who was a participant in the Savings Plan on August 26, 2024 or who would have become eligible to participate in the Savings Plan on August 26, 2024 became a participant in the Plan on such date.

Effective October 4, 2024, the Plan was amended to permit an eligible rollover distribution for a participant to include an outstanding Plan loan note required by the Stock Purchase Agreement between The Kroger Co. and ATH Holding Company, LLC dated as of February 23, 2024 and to remove Kroger Specialty Pharmacy Holdings 2, Inc. as an affiliate of and participating employer in connection with the sale of Kroger Specialty Pharmacy Holdings, Inc.

11.Plan Correction:

The Company has identified operational errors in the administration of the Plan during 2023, 2024 and 2025. Management has determined the scope of the errors to be immaterial, but corrections were needed to fund the impacted participants’ accounts. Management funded corrections in 2024 and 2026 and is in the process of correcting the remaining operational errors and intends to fund these corrections during 2026.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

EIN: 31-0345740 Plan Number: 010

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

(In Thousands)

	(b),(c)	(d)	(e)
(a)	Investment description	Cost	Current value

	Interest in Master Trust	**	$11,335,117
	Corporate stock held outside of Master Trust		1,512,735

*	Participant loans, 4.25% to 11%, various maturities	$—	157,103
			$13,004,955

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. 401(K) RETIREMENT SAVINGS ACCOUNT PLAN

Date: June 29, 2026	By:	/s/ Cindy Holmes
Cindy Holmes
Chair, The Kroger Co. Retirement Benefit Plan Management Committee